Exhibit 3.46

CERTIFICATE OF FORMATION

OF

GAVILON ENERGY LOGISTICS, LLC

This Certificate of Formation of GAVILON ENERGY LOGISTICS, LLC (the “Company”) is being executed by the undersigned for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act.

1.                                      The name of the limited liability company is:

GAVILON ENERGY LOGISTICS, LLC

2.                                      The registered office of the Company in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, County of New Castle. The registered agent at such address is CORPORATION SERVICE COMPANY.

IN WITNESS WHEREOF, the undersigned authorized person of the Company has caused this Certificate of Formation to be duly executed as of the 28th day of May, 2013.

By:	/s/ John W. Neppl
Name:	John W. Neppl
Title:	Authorized Person